SINO CLEAN ENERGY INC.
Room 1605, Suite B, Zhengxin Building,
No. 5, Gaoxin 1st Road, Gaoxin District
Xi’an City, Shaanxi Province,
People’s Republic of China 710075
Telephone (8629) 8406-7376
Facsimile (8629) 8406-7375

October 22, 2009

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Tricia Armelin

Re:	Sino Clean Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 3, 2009 File No. 0-51753

Dear Ms. Armelin:

On behalf of Sino Clean Energy, Inc.  (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 8, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“10-K/A”), containing revisions that have been made in response to the Staff’s comments.

General

1.	Please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Tricia Armelin
October 22, 2009

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We have included such statement from the Company on page 4 of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 25

2.
We note from your response to our prior comment five that you concluded that your disclosure controls and procedures were not effective at December 31, 2008. We further note that you concluded your disclosure controls and procedures were effective at March 31, 2009 and June 30, 2009. Please revise future filings to include a specific and comprehensive discussion regarding what changes in your contro1 structure enabled you to conclude that your disclosure controls and procedures were effective subsequent to December 31, 2008.

Response: We will include disclosures in our future filings in compliance with this comment.

3.	Please ensure that when you file your Form 10K/A for the fiscal year ended December 31, 2008 your disclosure complies with our prior comment six.

Response: We have amended our disclosures accordingly, as reflected on page 2 of the 10K/A.

Form 10-Q for the quarterly period ended March 31, 2009

Results of Operations, page 17

4.
We note your response to our prior comment eight. It does not appear that your Form 10-Q for the period ended June 30, 2009 includes disclosures to comply with our previous comment. Please confirm that such disclosures will be included in your Form 10-Q for the period ended September 30, 2009 and in all subsequent filings.

Response: We confirm that disclosures in compliance with the Staff’s prior comment eight will be included in our Form 10-Q for the period ended September 30, 2009 and in all subsequent filings.

Form 10-Q for the quarterly period ended June 30, 2009

Ms. Tricia Armelin
October 22, 2009

Condensed Consolidated Statements of Cash Flows, page 6

5.	Please tell us how you determined it was appropriate to include proceeds from the disposal of property within your financing activities.

Response: The Company notes the Staff's comment regarding the classification of proceeds from the disposal of property as financing activities in the Statement of Cash Flows for the three and six month periods ended June 30, 2008 included in the Company’s form 10Q for the quarterly period ended June 30, 2009.  Upon further analysis, we determined proceeds from disposal of property should be classified as cash flows from investing activities.

On a prospective basis, the Company will reclassify such proceeds as investing cash flows at such time that it files its September 30, 2009 quarterly report on form 10Q.  We will also include a full discussion of the reclassification and the reasons for it in our notes to the financial statements in such future filings so that readers are fully informed of the reason for the reclassification. Please note that the Company had previously corrected this presentation in its annual report for the year ending December 31, 2008 that was filed on form 10K on April 9, 2009.

The Company does not believe the reclassification of such proceeds requires a revision of its previously filed condensed statements of cash flows for the three and six month periods ending June 30, 2008, that was included in its interim report on Form 10-Q for the period ending June 30, 2009 filed on August 14, 2009. The Company made this decision based upon its review and analysis of SEC Staff Accounting Bulletin 108 that references FASB Concepts Statement No. 2, "Qualitative Characteristic of Accounting Information," which indicates that an error is material if, "it is probable that the judgment of reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item." We believe that the proper classification of such proceeds would not impact the judgment of a reasonable person relying on the financial statements.

We reached this conclusion based upon the following facts: (i) the classification had no effect on the net increase in cash and cash equivalents, (ii) the reclassification will not result in a change in reported net income, earnings per share, or cash flow from operations, and (iii) this classification relates to a 2008 transaction and as there was no such transaction for the periods ended June 30, 2009, reclassification would have no effect for the period ended June 30, 2009.  SAB 108 continues to state, “Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.  Such correction may be made the next time the registrant files the prior year financial statements.”  We propose to properly classify these cash flows as part of our cash flows from investing activities with our quarterly report on Form 10-Q for the three months and nine months ended September 30, 2009.

*     *     *     *     *

Ms. Tricia Armelin
October 22, 2009

On behalf of the Company, it is hereby acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the Company’s counsel at Richardson & Patel LLP, Francis Chen, by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

SINO CLEAN ENERGY, INC.

By: /s/ Baowen Ren
Baowen Ren
Chief Executive Officer